The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 AUG 15

August 12, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

[redacted]

02049199

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

8/19

July 26, 2002

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Code No:	(Code No.: 8309)
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
For inquiries concerning this matter:	Koichi Omata Deputy General Manager General Planning Department
Phone:	81-3-5232-8642

Disclosure of Results for 1st Quarter of Fiscal 2002

We wish to inform you of the quarterly results of our company and subsidiaries (The Chuo Mitsui Trust & Banking Co., Ltd. and Mitsui Asset Trust & Banking Co., Ltd.) for the 1st quarter of fiscal year 2002 (from April 1 to June 30, 2002).

The quarterly results shown below are to be disclosed from this quarter as the voluntary disclosure of corporate information in line with the purposes, etc. of the "Priority Reform Program" of the Ministerial Conference for Economic Measures as well as the "Structural Reform Program for the Securities Market" of the Financial Services Agency.

Note: Figures in the tables shown below have not been audited by any audit corporation.

1. Disclosure by category under the Financial Revitalization Law

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002	The end of March 2002
Claims under bankruptcy and virtual bankruptcy	1,318	1,333
Banking account	909	885
Trust account	409	448
Claims under high risk	2,934	3,193
Banking account	2,609	2,841
Trust account	324	352
Claims under close observation	5,140	5,042
Banking account	4,606	4,502
Trust account	533	539
Total	9,393	9,569
Banking account	8,125	8,228
Trust account	1,267	1,340

Note: Figures as of the end of June 2002 in the above table have been classified according to the categories provided in Article 4 of the "Enforcement Regulations of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System." Since the calculation method for the end of June 2002 amounts is different from that of the end of the fiscal year, there is no continuity. The calculation method as of the end of June 2002 is as follows:

1. Amounts of "Claims under bankruptcy and virtual bankruptcy" and "Claims under high risk" as of the end of June are based on the amounts (balance of the debtor categories *) as of the end of March 2002. Debtor categories have been reviewed under self assessment systems for borrowers who had been affected by objective facts such as bankruptcy and disposition by the suspension of bank credit or for whom The Chuo Mitsui Trust & Banking Co., Ltd.'s internal credit ratios had been downgraded. Thus, the amount of claims of the borrowers whose debtor categories are downgraded is newly added to the March end balance of "Claims under bankruptcy and virtual bankruptcy" or added in return for deducting the same amounts from the amount of "Claims under high risk."

   In addition, the amount of claims as of the end of June 2002 reflects the amount of changes in the balance during the quarter. Claims to the top 30 large-lot companies by disclosure category as of the end of March 2002 are adjusted for write-offs.

   Finally, newly recognized "Claims under bankruptcy and virtual bankruptcy," are adjusted similarly for the portion of those considered worthless

   *Relationship with debtor classifications: "Claims under bankruptcy and virtual bankruptcy" (claims to borrowers in bankruptcy or in virtual bankruptcy)
   Claims under high risk (claims to possibly insolvent borrowers)
   Claims under close observation (loans three month past due , or restructured loans, among claims to borrowers requiring caution)

2. The amount of "Claims under close observation" as of the end of June 2002 has been calculated based on the amount as of the end of March by adding the amount of (1) loans newly recognized as three month past due and (2) newly confirmed restructured loans to debtors among 'Normal' or 'Caution', and by deducting the amount of claims reclassified as "Claims under bankruptcy and virtual bankruptcy" and "Claims under high risk." In addition, the debt amount disclosed at the end of March 2002 is adjusted for the amount changes in the balance during the quarter.

3. There are no claims to be disclosed at our company and Mitsui Asset Trust & Banking Co., Ltd.

2. Capital adequacy ratio (domestic standards)

	End of September 2002 (estimate)		(Reference) End of March 2002 (results)	
	Mitsui Trust (consolidated)	Chuo Mitsui (consolidated)	Mitsui Trust (consolidated)	Chuo Mitsui (consolidated)
Capital adequacy ratio	Upper 10%	Mid-10%	10.59%	10.11%
Tier 1 ratio	Upper 5%	Mid-5%	5.39%	5.06%

Note: The above estimates may change depending on changes in assumptions of the management environment.

3. Net unrealized gains (losses) on marketable securities

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002				The end of March 2002			
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)		
			Profit	Loss			Profit	Loss
Other securities	34,810	−149	1,074	1,223	31,043	−4	827	832
Stocks	12,669	−218	904	1,122	12,966	51	720	668
Bonds	20,237	143	153	9	14,943	53	94	40
Other	1,903	−74	16	91	3,133	−109	13	123

Notes:

1. The difference between the book value as of the end of June 2002 (prior to application of the amortized cost method and disposition of evaluation losses) and the fair value has been posted as a "net unrealized gains (losses)" and " profit/loss"
2. In addition to securities, commercial paper has also been included.
3. There are no debt securities held to maturity or marketable shares of subsidiaries or affiliates .
4. The average fair value for one month until the end of the month is used for calculating fair value.
5. Mitsui Asset Trust & Banking Co., Ltd. holds only bonds with a fair value of ¥86 billion as of the end of June 2002, with ¥ 0 billion net unrealized loss (¥ 0 billion profit, ¥ 0 billion loss). In addition, this company holds no securities with fair value.

4. Derivatives

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(1) Interest rate derivatives

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002			The end of March 2002		
	Contract or notional amount	Fair value	Net unrealized gains (losses)	Contract or notional amount	Fair value	Net unrealized gains (losses)
Interest rate transactions		−7	8		27	44
Listed	6,169	1	1	37	0	0
OTC	67,597	−8	7	77,541	27	44
(Interest rate swaps)	(65,140)	(11)	(11)	(74,929)	(48)	(48)

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above

entries.

2. The fair values of the above transactions are based on;
For listed transactions, Tokyo International Financial Futures Exchange, etc.
For OTC transactions, the discounted present value or the option price calculation model, etc.

(2) Currency derivatives

The contract amount of currency swap transactions for which periodical profit/loss accounting is conducted is as follows:

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002			The end of March 2002		
	Contract or notional amount	Fair value	Net unrealized gains (losses)	Contract or notional amount	Fair value	Net unrealized gains (losses)
Currency rate swaps	3,917	-18	-18	5,162	-15	-15

Note: The fair values of the above transactions are based on the discounted present value.

The contract amount of forward exchange contracts and currency options which are revalued at the end of the fiscal year is as follows:

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002	The end of March 2002
	Contract or notional amount	Contract or notional amount
Forward exchange contracts	9,205	9,623
Currency options	842	920

(3) Equity derivarives

No relevant transaction.

(4) Bond derivarives

(Unit: ¥100 million) (Reference) (Unit: ¥100 million)

	The end of June 2002			The end of March 2002		
	Contract or notional amount	Fair value	Net unrealized gains (losses)	Contract or notional amount	Fair value	Net unrealized gains (losses)
Bond-related transactions		0	0		-0	-0
Listed	1,036	0	0	20	-0	-0
OTC	-	-	-	-	-	-

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above entries.
2. The final price on the Tokyo Stock Exchange, etc. are used as fair value.

(5) Commodity derivarives

No relevant transaction.

(6) Credit derivatives derivarives

No relevant transaction.

Note: There are no transactions relevant to items from (1) to (6) above at our company and Mitsui Asset Trust & Banking Co., Ltd.